UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a letter sent by SQM to the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) in Chile, on July 28, 2008, in response to Letter No. 19,749 from the Superintendence.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, July 28, 2008

Mr. Guillermo Larraín R.
Superintendent
Superintendence of Securities and Insurance
Avda. Bernardo O'Higgins 1449
Santiago, Chile

Dear Mr. Superintendent:

We have received your Letter No. 19,749, dated July 28, 2008. In response, as requested, we can indicate the following:

1.
The Chief Executive Officer of Sociedad Química y Minera de Chile S.A. (SQM), Mr. Patricio Contesse G., gave an interview to the newspaper El Mercurio de Antofagasta, during which he mentioned, among other matters, SQM’s interest in reinitiating exploration campaigns in certain mining properties in order to try to find - as it has found in the past - copper or other metallic mineral substances in these properties. SQM published an extract of the interview on its Web page on April 30, 2008, and this extract is still available.

2.
In line with this information, on July 24, 2008, SQM published its 3-year Capital Expenditure Plan in a press release, which was also published on the Company’s Web page. This Plan expressly includes the aforementioned exploration campaigns. It is clear from the press release that SQM has not modified its strategy regarding the development of its core businesses.

3.
On July 25, 2008, the newspaper El Mercurio de Santiago contacted Mr. Patricio Vargas M., who is in charge of Investor Relations at SQM, in order to ask a number of questions in connection with the aforementioned Plan. One of these questions briefly referred to the aforementioned exploration campaigns, and in his response Mr. Vargas merely reiterated what had been stated by Mr. Contesse in the interview mentioned in Paragraph 1, above.

SQM considers that the content of the article published in the newspaper El Mercurio de Santiago today (Section B, pages 1 and 3) must be interpreted within the context of the larger Capital Expenditure Plan and without such emphasis on the exploration campaigns, which, furthermore, are in their initial phases and therefore do not entail decisions about exploitation of mineral substances that have not yet been discovered. Within the same context, SQM also differs from this article in its view regarding the projections of fertilizer prices.

4.	SQM understands that the answers provided by Mr. Vargas are in line with the principles outlined in the Company’s “Manual for the Handling of Information of Interest to the Financial Markets.”

We remain at your disposal to clarify any additional matters that you may deem relevant in relation to the above.

Very truly yours,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Patricio Contesse G.
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

MAS/mer
FIS/054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: July 29, 2008